August 14, 2025

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja Majmudar
Daniel Morris

Re:	Mesa Air Group, Inc.
Registration Statement on Form S-4
Filed July 11, 2025
File No. 333-288622

Ladies and Gentlemen:

This letter is submitted on behalf of Mesa Air Group, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on July 11, 2025 (the “Registration Statement”), as set forth in the Staff’s letter dated August 7, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 11, 2025), all page references herein correspond to the page of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-4 filed July 11, 2025

Cover Page

1. Please revise the Letter to Stockholders of Mesa Air Group, Inc. and Republic Airways Holdings Inc. to prominently disclose, if true, whether the listing approval for the combined company’s securities on NASDAQ is a closing condition of the merger and the valuations assigned to the parties for purposes of this merger.

Response: In response to the Staff’s comment regarding listing approval, the Company has expanded the referenced disclosure in the Letter to Stockholders of Mesa Air Group, Inc. and Republic Airways Holdings Inc. in Amendment No. 1 to disclose that the listing approval by Nasdaq is a closing condition of the Merger.

In response to the Staff’s comment regarding valuations, the Company respectfully advises the Staff that, in negotiating the Merger Agreement, the parties took into account all information reasonably available to them, including Mesa’s public trading price and Republic’s theoretical value as a public company, along with factors such as the terms and conditions of Mesa’s and Republic’s respective capacity purchase agreements and the respective assets of Mesa and Republic that are anticipated to be utilized by the combined company post-closing, but the parties did not assign specific values to Mesa and Republic because they did not consider it feasible to do so and because they did not believe that doing so would facilitate negotiations. While Mesa is publicly traded, the parties did not view Mesa’s then-current stock price and related market capitalization as corresponding to or reflective of the proposed scope of the Merger due to the expected dispositions of certain assets and liabilities as set forth in the Three Party Agreement that were not priced into the then-current stock price of Mesa. Republic is a private company without a public trading price, and although the parties considered Republic’s size, status as a private company in an inactive market, and financial performance in comparison to Mesa’s, the parties did not determine a specific value for Republic.

2. If true, please revise to disclose, as noted elsewhere in the prospectus, that the exchange ratio will not be adjusted and therefore, if before the completion of the merger, the market price of Mesa common stock increases from the market price on the date of the merger agreement, then Republic stockholders could receive merger consideration with substantially more value for their shares of Republic capital stock than the parties had negotiated when they established the exchange ratio.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure in the Letter to Stockholders of Mesa Air Group, Inc. and Republic Airways Holdings Inc. in Amendment No. 1 to disclose that the Exchange Ratio will not be adjusted based on changes in the market price of Mesa common stock, and therefore the per share value of the Merger Consideration received by Republic stockholders may fluctuate based on changes in the market price of Mesa common stock as compared to when the parties established the Exchange Ratio.

Questions and Answers About the Merger

Q: What will Republic securityholders receive in the Merger?, page 16

3. Please revise your disclosure here to include the value of the per share Merger Consideration payable to holders of Republic common stock based on the Exchange Ratio of 584.90.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 16 of Amendment No. 1 to indicate the implied per share cash value of the Merger Consideration payable in respect of Republic common stock based on the Exchange Ratio and the per share value of Mesa common stock as of the date of the signing of the Merger Agreement.

Why are the two companies proposing to merge?, page 17

4. Expand your discussion of the reasons why the companies are proposing to merge to describe in greater detail. For instance, provide summary discussion of the complementary networks and operations, as well as the effect on your capital and liquidity position. Avoid merely reciting the bulleted disclosures at pages 99 and 101. As appropriate, please also address contractual limitations on the scope of operations of the combined company. In this regard, we note your disclosure at page 55 in the risk factor entitled “Mesa may be limited from expanding its flying within United Airlines flight systems...” Provide appropriate cross-references to a more complete discussion of this limitation elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 18 of Amendment No. 1 to provide additional detail on the companies’ reasons for the Merger.

What will happen to Mesa if, for any reason, the Merger with Republic does not close?, page 18

5. Please revise here or elsewhere in the Q&A, as appropriate, to discuss the termination provisions, including the amount and circumstances under which a termination fee would be payable. Please provide an appropriate cross reference to a more complete discussion.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 18 and 19 of Amendment No. 1.

What is the Escrow Issuance and how will the Escrow Assets be distributed?, page 18

6. Please clarify whether, and in what amount, there is currently expected to be leftover shares for distribution to the Pre-Merger Mesa Shareholders. To the extent that you are unable to estimate, please revise your disclosure to explain why. Make similar revisions elsewhere in the prospectus as appropriate. Also, please address when the Pre-Merger Mesa Shareholders will know the amount they are entitled to receive, and how soon after the merger the issuance will occur.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 19 and 20 of Amendment No. 1 to explain why we are unable to estimate whether, and what amount, of the Escrow Asset will be distributed to the Pre-Merger Mesa Shareholders, as well as to indicate the timing as to when the ultimate disposition of the Escrow Asset will be finally determined.

What is the Three Party Agreement?, page 19

7. Revise to clarify the relationship between the Three Party Agreement and the Merger Agreement, including whether shareholders are expected to approve the Three Party Agreement. If assets are being sold to satisfy the Net Debt Amount in connection with the Post-Merger escrow issuance, please revise to clarify. In this regard, we also note that other Q&As, including the Q&A entitled “What assets are being sold to satisfy the Net Debt Amount...” should also be revised accordingly,

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosures on pages 20 and 21 of Amendment No. 1.

The Companies, page 27

8. We note your summary discussion of Republic Airways Holdings, Inc. on page 28. Please revise your discussion of Mesa Air Group on page 27 to provide a similar summary of metrics regarding Mesa’s operations, including flight information and financial results.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 29 to provide a similar summary of metrics regarding the Company’s operations, including flight information and financial results, as set forth in the summary discussion of Republic Airways Holdings, Inc. on page 30.

Mesa’s Reasons for the Merger, page 28

9. Refer to the seventh bullet on page 29 and similar disclosure on page 99. It is unclear what this reference means and where it is discussed in Background of the Merger. Please revise, as appropriate.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure in the eighth bullet on page 31.

Failure to complete the Merger may result in either Mesa or Republic paying a termination fee, page 46

10. We note your disclosure that the merger agreement may be terminated under certain specified circumstances. Please revise to describe the circumstances under which a termination fee is payable.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 48 of Amendment No. 1.

Mesa is highly dependent on its agreement with United Airlines, page 51

11. Please revise to clarify whether and to what extent United is required or has otherwise committed to continue to meet its purchasing obligations prior to the merger and following completion of the merger. In this regard, we note that this risk factor appears to focus on possible termination of the United CPA. Please provide an expanded discussion of applicable termination provisions.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 55 of Amendment No. 1.

Risk Factors

Risks Related to Mesa’s Business

Mesa is required to comply with certain ongoing financial and other covenants under certain credit facilities and leases..., page 53

12. We note that Mesa is required to comply with certain covenants under the United Revolving Credit Facility and UST Loan. Please disclose whether Mesa is in compliance with such covenants as of the most recently completed fiscal quarter.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 57 of Amendment No. 1.

Risks Related to Disruption of Republic’s Operations, page 65

13. We note your disclosure regarding risks related to Republic’s reliance on third party vendors and OEMs. Your disclosure is unclear as to whether Mesa faces similar risks. Please advise. Please also consider whether there are other risks that you describe for Republic which are not described for Mesa though they are applicable to both companies.

Response: In response to the Staff’s comment, the Company has expanded disclosure on pages 62 and 63 of Amendment No. 1 to provide additional detail regarding risks related to the Company’s reliance on third-party suppliers and service providers. Further, in response to the Staff’s comment, the Company has expanded disclosure on pages 59, 61, 62, 64, 66, 67, and 68 of Amendment No. 1 to provide additional detail regarding other risks described for Republic that are also applicable to the Company. Other than the foregoing referenced disclosure, there are no additional risks that are applicable to both the Company and Republic.

Background of the Merger, page 93

14. Please expand your discussion of the nature and substance of discussions, as well as the materials provided, during the first half of 2023. In this regard, provide sufficient detail for investors to understand how these talks progressed and the reasons for your decision to enter into more formal negotiations in July 2023.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 101 and 102 of Amendment No. 1.

15. We note your disclosure elsewhere in the prospectus, including at page 29 that Mesa, together with is advisors, over a lengthy period of time explored strategic alternatives. Please revise the background, as appropriate, to discuss these alternatives and when they were considered.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 105 of Amendment No. 1.

16. Based on your disclosures, it appears that more formal negotiations began in July 2023. Please expand your disclosure to discuss in greater detail the substance of meetings and discussions, including the material terms that were discussed, how the parties’ positions differed and how issues were resolved. In that regard, we note your disclosure about the exchange of numerous drafts of the term sheet and various meetings to evaluate the potential transaction and review the material terms under discussion by the parties. Revise to provide further detail.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 101, 102, 103, 104, and 105 of Amendment No. 1.

17. We note your general disclosures about negotiations relating to the Merger Agreement and Three Party Agreement during 2024 (and in to 2025). For example, we note your following disclosures:

•

Beginning in early February 2024, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Republic’s transaction counsel, began circulating initial drafts of the Merger Agreement and the Three Party Agreement to representatives of Mesa, United Airlines and their respective transaction advisors, and over the next several months, the parties and their respective transaction advisors began negotiating the principal terms of, and began periodically exchanging subsequent drafts of, these two transaction agreements.

•

On March 6, 2024...Mr. Ornstein also provided the board of directors with an update on Mesa’s discussions with Republic, reiterating the complexity of the negotiations, including elements involving United Airlines and its potential to provide financial support for the proposed transaction.

•	On May 7, 2024...Mr. Ornstein also provided the board of directors with an update on the negotiations between the parties and the open issues that remain unresolved.

•

On July 18, 2024...The discussion at this meeting centered on open issues in the Three Party Agreement, and through the remainder of the summer and early fall, these discussions continued periodically.

Please revise to disclose the substance of the meetings and discussions including the specific factors that were considered.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 104, 105 and 106 of Amendment No. 1 to include additional details of various meetings.

18. We note that on January 23, 2025, Mesa’s management instructed FTI Capital Advisors, LLC to assume an exchange ratio of 636.00 and based that ratio on a number of assumptions. Please expand your disclosure to explain the basis for the assumptions and disclose any valuations that were used in determining the exchange ratio. In addition, please describe any discussions or communications related to the reconfirmation of the FTICA opinion, which appears to have occurred several months after the reduction of the exchange ratio in April 2025.

Response: In response to the Staff’s comment regarding valuations, the Company respectfully directs the Staff to its response regarding valuations contained in the response to comment #1. In response to the Staff’s comment regarding discussions with FTICA, the Company has expanded the referenced disclosures on pages 106 and 107.

Mesa’s Reasons for the Merger, page 99

19. We note your itemization of factors that your board considered as supporting its decision to approve the merger agreement. However, it appears that some of the bulleted items do not support the merger. Please revise to differentiate the factors supporting the merger from the uncertainties or risks considered in your deliberations.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 109 and 110 of Amendment No. 1.

Mesa Management Unaudited Prospective Financial Information, page 102

20. We note your disclosure that the projections are based on assumptions made by Mesa with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events. Please revise to specifically disclose any material assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 113 to specially disclose the material assumptions underlying Mesa’s projections.

The Merger

Material U.S. Federal Income Tax Consequences of the Merger, page 118

21. We note that each of Republic and Mesa intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and that assuming it qualifies as a “reorganization,” a U.S. holder will not recognize gain or loss upon the receipt of Mesa common stock in exchange for surrendering its Republic common stock in the Merger. Please provide a tax opinion under Item 601(b)(8) of Regulation S-K or advise us why you believe the consequences to U.S. holders, assuming the transaction does not receive the “intended” tax treatment, are not material to the transaction.

Response: In response to the Staff’s comment, the Company has filed tax opinions as Exhibits 8.1 and 8.2 to this Amendment No. 1.

The Merger

Reverse Stock Split, page 121

22. We note that you intend to effect a reverse stock split of the shares of Mesa common stock in order to increase the per-share market price and satisfy requirements for an initial listing on Nasdaq, which you identify as a condition to the Merger. Please update your filing to specify the reverse stock split ratio once it is known, and to modify disclosures of share and per share details in the financial statements and throughout the filing as necessary to adhere to the guidance in FASB ASC 260-10-55¬12 and SAB Topic 4:C.

Response: The Company respectfully advises the Staff that the ratio of a potential reverse stock split is not yet known and that any such reverse stock split is expected to occur subsequent to the effectiveness of the Registration Statement. The Company respectfully advises the Staff that a reverse stock split is not a condition to the Closing of the Merger but may be effected to ensure satisfaction of the Nasdaq listing requirements. The Company further respectfully advises that any modifications to the historical financial information that may be necessary to comply with ASC 260-10-55-12 and SAB Topic 4.C will be given effect when the legal form of a potential reverse stock split or other potential capital transactions are consummated.

Agreements Related to the Merger, page 159

23. We note your disclosure that as of the date of this proxy statement/prospectus, Mesa is in the process of transferring the Archer Rights and Obligations to United Airlines. Please update to disclose the current status of the obligations under the Archer Agreements. In this regard, we note your disclosure that United Airlines must assume the rights and obligations by July 3, 2025.

Response: In response to the Staff’s comment, the Company has updated the referenced disclosure on page 171 of Amendment No. 1 to disclose that the Archer Rights and Obligations were assumed by United Airlines in fulfillment of the Company’s obligation under the Three-Party Agreement.

Note 1 - Description of the Merger, page 334

24. We note that you have various disclosures indicating shareholders of Republic Airways are expected to own 88% of the common shares upon completing the merger, although also indicating shareholders of Mesa Air Group will own either 6% or up to 12%.

On page 16 you associate this uncertainty with a contingent right and on page 17 you indicate the associated shares would be held under an escrow arrangement, where distribution to the pre-merger shareholders of Mesa Air Group would be made on a pro rata basis if any are remaining after potential distributions to United Airlines “and the Surviving Corporation” based on a determination of the Net Debt Amount. You have related disclosures on page 155, although these appear to be focused on the potential distribution of assets and are less clear with regard to the handling of company shares that are placed in escrow pursuant to the arrangement.

However, it appears that you have assumed shares based on a 12% interest would be issued in compiling various pro forma disclosures, including your assessment of the purchase consideration on page 336, the weighted average number of shares in pro forma adjustment O on page 343, and the resulting EPS figures on pages 332 and 333.

Please revise your disclosures to clarify the range of scenarios for conveyance of the incremental shares (including the potential for return to the company and use in satisfying liabilities as indicated in point (vi) on page 335), also to clarify if there is not also a range of up to 94% ownership for the Republic Airways shareholder group, and to explain your rationale for assuming that the issuance will be made in compiling the pro forma information referenced above, notwithstanding the uncertainty.

Given your disclosures indicating the potential incremental 6% would be based on the number of outstanding shares after completing the merger, tell us why the number of shares associated with the Three Party Agreement in your share tabulation on page 335 would not be 40,233,481, representing 6% of the subtotal presented therein.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages 20, 36, 52, 166, 203, 234, 346 and 347 of Amendment No. 1 to provide greater clarity regarding the nature of the distributions and the manner in which they may be effected.

Further, in response to the Staff’s comment relating to the presentation in various pro forma disclosures—including the assessment of purchase consideration, the weighted average number of shares in pro forma adjustment N, and the resulting EPS figures—the Company has updated the disclosure on pages 343, 344, 346, 347 and 354 to reflect that the Company presented the pro forma share interest of the Surviving Corporation of (i) 88% to be allocated to the current shareholders of Republic and (ii) the remaining 12% to be allocated by the shareholders of the Company and United Airlines, collectively. The allocation of the remaining 12% between the shareholders of the Company and United Airlines does not result in a different outcome, whether significant or insignificant, to the presentation set forth in the unaudited pro forma condensed combined financial information, as such allocation exercise has no bearing on the interest of the current shareholders of Republic in the Surviving Corporation.

The Company has evaluated the probability of estimated outcomes and determined that the probability that the current shareholders of Republic being allocated greater than 88% of the Surviving Corporation to be remote. This evaluation was based on the Company’s examination of (i) the estimated Net Debt Amount as of June 30, 2025, (ii) the contingent actions expected to be undertaken by Mesa pursuant to the Three Party Agreement, and (iii) the likelihood that such actions are completed upon closing of the Merger.

With respect to the Three Party Agreement and the Escrow Share issuance, the Company advises the Staff that the intention of the Company is to administer the Escrow Share issuance as equivalent to and measured at a 6% interest in the Surviving Corporation before giving effect to dilution that would result from applying the Exchange Ratio to the issued and outstanding common stock of Republic at closing of the Merger. As a result, the pro forma presentation of the Escrow Shares is equivalent to Mesa common stock at closing of the Merger. The Company has clarified the referenced disclosure on page 347 of Amendment No. 1 accordingly.

25. We understand from your purchase price disclosures on page 336 that you have utilized a private company equity valuation for Republic Airways as of December 31, 2024, in determining the purchase price that would be utilized in accounting for the transaction, and have attributed 12% of that value (which yields $72 million) to the present interests of the Mesa Air Group shareholders.

Please provide us with the valuation analysis/report including details of all material assumptions and supporting documentation. Please explain to us how the value that you have associated with the acquisition price reconciles to the present Mesa Air Group market capitalization of about $44 million, in your view, and how the $492 per share calculated value reconciles to the $600 per share value utilized in measuring recently issued RSU’s, as reported on page F-97.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 347 of Amendment No. 1 and respectfully advises the Staff as follows:

The Merger of Mesa and Republic is anticipated to be accounted for as a reverse acquisition in accordance with FASB Accounting Standards Codification (“ASC”) 805-40, Business Combinations – Reverse Acquisitions. Pertinent factors in making this determination are (i) stockholders of Republic will hold a substantial majority of the voting interest in the Surviving Corporation, (ii) Republic will designate six of seven non-employee director positions on the Surviving Corporation’s board, and (iii) senior management of Republic will retain all named executive officer positions within the Surviving Corporation. Accordingly, the Merger is accounted for with Republic as the accounting acquiror and legal acquiree and Mesa as the accounting acquiree and legal acquiror. The Company looked to ASC 805-40-30-2 for the measurement of consideration transferred in a reverse acquisition, which states the following (emphasis added):

In a reverse acquisition, the accounting acquirer usually issues no consideration for the acquiree. Instead, the accounting acquiree usually issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition. Example 1, Case A (see paragraph 805-40-55-8) illustrates that calculation. The fair value of the number of equity interests calculated in that way can be used as the fair value of consideration transferred in exchange for the acquiree.

ASC 805-40-30-2 describes the determination of a hypothetical estimate of consideration transferred when the accounting acquirer issues no consideration, as in the fact pattern represented in the Merger of Republic and Mesa. Accordingly, the Company presented an estimate of the fair value of consideration transferred in Note 1, Description of the Merger, as the number of shares Republic (the legal acquiree) would have had to issue to give the owners of Mesa (the legal acquiror), to provide the same percentage equity interest in the Surviving Corporation. As the Staff noted, fair value was derived from an estimate of the enterprise value of Republic that was determined from income valuation techniques—primarily discounted cash flow modeling—based on a selection of assumptions observed in Republic’s ongoing business. This valuation technique relies on significant unobservable inputs, which are characterized as Level 3 inputs as defined in the ASC 815, Fair Value Measurement hierarchy.

Relatedly, in comment 26, the Staff requested the inclusion of purchase price considerations that relate directly to the share price of Mesa common stock and share value. Such measures and techniques—generally considered Level 1 inputs as defined in the ASC 815, Fair Value Measurement hierarchy—may be viewed as more reliable than the private company valuation selected for the determination of consideration transferred in the Merger. Although the Company believes the private company valuation initially used are appropriate under ASC 805-40-30-2, it has updated the referenced disclosure on page 347 of Amendment No. 1 to remove Level 3 inputs related to the private company equity valuation of Republic, replacing such Level 3 inputs with fair value Level 1 inputs to derive the estimated fair value of consideration exchanged using the fair value of Mesa common stock based on the closing share price as of August 12, 2025.

For completeness, the Company respectfully advises the Staff that the price per share of Republic stock of $492 provided on page 336 of the Registration Statement reflected the hypothetical issuance of shares that would be required in order to maintain the relative ownership percentage by Republic of 88% of the Surviving Corporation in accordance with ASC 805-40, Business Combinations – Reverse Acquisitions. This resulted in the issuance of an additional 146,246 shares of common stock of Republic, which when combined with the shares of Republic expected to be outstanding at closing of the Merger (including Republic restricted stock units (“RSUs”) issued and vesting at closing) of 1,073,271 resulted in a total Republic share count of 1,219,517, or $492 per share, assuming a $600 million private company equity value on a fully diluted basis. In contrast, the price per share of Republic common stock reported on page F-97 of the Registration Statement of approximately $600 per share is determined based on shares of common stock and RSUs issued and outstanding as of the grant date of the related RSU discussed therein of 1,004,108, giving rise to an approximate share price of $600 per share.

26. Please expand your purchase price consideration disclosures on page 336 to include a similar tabulation having the equivalent number of Mesa Air Group shares and corresponding share value.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 347 of Amendment No. 1 regarding the purchase price consideration, as further described in the response to comment 25.

Note 2 - Basis of Pro Forma Presentation, page 337

27. We note that Republic Airways reports financial results based on a calendar year while Mesa Air Group uses a fiscal year that ends on September 30 and we see that you have adjusted the annual results of Republic Airways to utilize periods that would coincide with the fiscal year of Mesa Air Group.

Please expand your disclosure in the second paragraph under Accounting Policy Review on page 338 to clarify whether Republic Airways will be adopting the fiscal year of Mesa Air Group in conjunction with the merger or at some other point in time; and tell us your plans with regard to reporting the change and filing a transition report.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 349 of Amendment No. 1 to further discuss the Parties’ plans to conform fiscal reporting periods and the manner in which the change in fiscal year is expected to be effectuated.

The Company expects to adopt the fiscal reporting period of Republic ending, December 31, prior to the closing date of its most recent fiscal year, September 30, 2025. Accordingly, the Company will furnish its transition report on Form 10-KT for the transition period October 1, 2024 to December 31, 2024 and the related comparative transition period of October 1, 2023 to December 2023 (unaudited) with corresponding fiscal years ended September 30, 2024, 2023, and 2022 and the related notes thereto in accordance with Section 15(d) of the Exchange Act. The Company will additionally furnish its transition report on Form 10-Q as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024 and the related notes thereto.

Note 3—Pro Forma Adjustments, page 339

28. Please expand your disclosure regarding “certain actions taken by Mesa prior to closing of the merger” that could result in proceeds of $10 to $15 million, though which is not reflected in your pro forma statements, to describe the actions contemplated and the nature of the uncertainty surrounding the potential for additional funds, to include some indication of the expected timing and manner of resolution.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 350 of Amendment No. 1 to further describe the actions expected to be taken by Mesa, the nature of uncertainties, and timing and manner of resolution.

29. Please expand your disclosure regarding pro forma adjustment A to describe the nature of the executive compensation that is being attributed to the Three Party Agreement.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 350 of Amendment No. 1 to describe the nature of the executive compensation that is being attributed to the Three Party Agreement.

30. Please expand your disclosure regarding pro forma adjustment C, concerning various strategic investments/partnerships that are not expected to convey, to clarify the extent to which the adjustment covers the warrant and aircraft purchase agreements with Archer Aviation Inc., which are mentioned in point (iv) on page 334, and to quantify and explain the adjustment made to cash and cash equivalents on page 331 as it relates to this action.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 350 of Amendment No. 1 to remove the disclosure regarding pro forma adjustment C from the unaudited pro forma condensed combined financial information as of June 30, 2025 . The Company further advises the Staff that Mesa exited its relationship with Archer Aviation Inc. and other strategic interests prior to June 30, 2025, and as such, amounts reflecting the accounting for these transactions are reflected in the historical results of Mesa as of June 30, 2025, and for the three and nine months then ended.

31. Please expand your disclosure regarding pro forma adjustment E to specify the amount of the adjustment made to Accumulated earnings (deficit), as it relates to the repayment and settlement of trade debts, long-term debts and remaining liabilities under the terms of the Three Party Agreement, and to include such further detail as may be necessary to reconcile with the other content provided.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 351 of Amendment No. 1 to include pro forma adjustment D to reflect the impact of the pro forma adjustment to accumulated earnings (deficit).

32. Please expand your disclosure regarding pro forma adjustment K to include a description of the factors that you believe would comprise the goodwill that you have calculated, to include a discussion of any expected synergies, intangible assets that do not qualify for recognition, or other factors.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure on page 353 of Amendment No. 1 to reflect the nature of material intangible assets that do not qualify for recognition and synergies expected to be realized.

Principal Stockholders of the Surviving Corporation, page 364

33. Please revise the footnotes to the table on page 365 to identify the natural person(s) with voting and/or dispositive control over the shares in the combined company that will be held by Contrarian Funds and Owl Creek Funds.

Response: In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 374 and 376 of Amendment No. 1 to identify the naturals persons with voting and/or dispositive control over the shares in the combined company that will be held by Contrarian Funds and Owl Creek Funds.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (480) 606-5116 or greg.hall@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Gregory R. Hall

Gregory R. Hall

Enclosures:

cc:	Kevin Criddle

DLA Piper LLP (US)